COMPOSITE TECHNOLOGY CORPORATION
2026 McGaw Avenue
Irvine, California 92614

December 7, 2010

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Composite Technology Corporation
Form 10-K for the fiscal year ended September 30, 2009
Filed on December 14, 2009
File No. 000-10999

Dear Mr. James:

This letter is in response to your letter dated November 19, 2010 relating to the above-referenced filing.  For your ease of reference, we have repeated your single comment in this response.

General

1.           We note your response to prior comment 1.  Please review Question 115.06 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec/gov/divisions/corpfin/guidance/safinterp.htm and clarify how you concluded that you will be eligible to use short-form registration in March 2011.  Also tell us how you intend to address your outstanding registration statements on Form S-3 at the time you file your next annual report on Form 10-K.  See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations.

Using the guidance of Question 115.06 of the Compliance and Disclosure Interpretations, we are revising our response to state that, assuming we timely file all reports required to be filed during the 12 calendar months following March 2010 and assuming we meet the other requirements for use of Form S-3, we believe that we would be able to use short-form registration beginning on April 1, 2011.

Since we are no longer eligible to use a short-form registration statement, we will be required to update our outstanding registration statements on Form S-3 with amendments on Form S-1.

Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
December 7, 2010

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

COMPOSITE TECHNOLOGY CORPORATION

By:	/s/ Domonic J. Carney
Domonic J. Carney, Chief Financial Officer

cc:	Kristin Lochhead, Kate Tillan, Joe McCann and Geoff Kruczek